[OPPENHEIMER LETTERHEAD]

October 10, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010

Re:	BioSante Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 27, 2007
File No. 001-31812

Dear Ladies and Gentlemen:

On behalf of BioSante Pharmaceuticals, Inc., we are responding to the comment letter, dated October 2, 2007, from Mr. Jim B. Rosenberg to Mr. Phillip B. Donenberg, Chief Financial Officer, Treasurer and Secretary of BioSante, regarding BioSante’s annual report on Form 10-K for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on March 27, 2007.  The following responses are made to the comments that were contained in your letter dated October 2, 2007:

Statement of Operations, page 52

1.                                      Comment:  Please revise the presentation of these statements to include the amounts currently presented in the line item “Stock compensation expense” within the respective other functional line items.  Also revise the disclosure in the notes that includes the total amount included in each of these classifications.  Refer to the guidance of Staff Topic 14(F).

Response:  BioSante’s objective with respect to the separate presentation of stock compensation expense was to provide clear, transparent disclosure regarding the magnitude of an unusual level of stock compensation expense recognized in 2006, to help investors and other users of the financial statements clearly understand that impact, and to enable users to better understand the related disclosures presented in the footnotes to the financial statements and in the “Management’s Discussion and Analysis” section.

However, BioSante acknowledges the Staff’s comment and will revise its future filings to correct this presentation.  BioSante does not believe that the filing of an amendment to its previously filed annual report on Form 10-K for the year ended December 31, 2006 is necessary on the basis of BioSante’s review and conclusion that the impact of such revision is not material to BioSante’s financial statements taken as a whole.  BioSante has formed this conclusion based on its review of the relevant factors of Staff Accounting Bulletin No. 99, noting that the change to the presentation of its income statement captions does not present significant new information to investors, and that the change in presentation does not impact any other amounts presented in accordance with generally accepted accounting practices in the U.S. for the periods under consideration.  BioSante notes that of the total amount of stock compensation expense of approximately $1,077,000 recognized in the year ended December 31, 2006, $1,026,000 relates to costs otherwise included in general and administrative expenses, and $51,000 relates to costs otherwise included in research and development expenses.

In lieu of amending BioSante’s previously filed 2006 annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, BioSante will reflect the change in presentation and related note disclosure immediately, beginning with BioSante’s quarterly report on Form 10-Q for the quarter ended September 30, 2007, and in all future filings.  In these filings, BioSante will reclassify prior period amounts to conform to this presentation.

Notes to the Financial Statements, page 55

2.  Summary of Significant Accounting Polices, page 55

Revenue Recognition, page 58

2.                                      Comment:  Please provide us your analysis that allowed you to recognize the entire $14 million due from Bradley as revenue in the current period.  Also clarify how milestone revenue is recognized as revenue.

Response:  In November 2006, BioSante entered into a licensing agreement with Bradley Pharmaceuticals, Inc. (Bradley) concerning the marketing rights for Elestrin™ (formerly known as Bio-E-Gel), BioSante’s transdermal bioidentical estrogen gel.   Prior to the time of the signing of the license agreement, BioSante had submitted a New Drug Application (NDA) with the United States Food and Drug Administration (FDA) for Elestrin and at the time of the signing of the license agreement had not yet received final regulatory approval of the drug.  As such, the license agreement negotiated between the parties reflected the risk that BioSante might not receive approval for the NDA as submitted, and included stipulated contractual payments contingent upon receiving such regulatory approval.

Under the terms of the license agreement, BioSante received $3.5 million upon signing of the license agreement, and was entitled to receive additional milestone payments of $10 to $10.5 million upon approval of the Elestrin NDA (with the additional $500,000 contractual payment contingent upon the specific dosing level approved by the FDA).  Of the $10.5 million, $7 million was required to be paid within 90 days of the approval of the drug, and the remaining amount to be paid within one year of the notice of approval.  BioSante received an unconditional FDA approval on December 15, 2006, triggering recognition of the $10.5 million balance of associated revenue.  There was no further performance required on behalf of BioSante with respect to the receipt of this amount.

The license agreement with Bradley also requires the ongoing payment by Bradley of royalties to be remitted to BioSante based upon actual sales of Elestrin, with additional specified milestone payments based upon achievement of certain threshold volumes of Elestrin sales. BioSante believes that the royalty rate of 10% and potential future sales-based milestone payments reflect normal industry levels of sales-based royalties and milestone incentives for pharmaceutical licenses. However, Elestrin is a new product and accordingly has no sales history and minimal other bases for accurately projecting sales.

BioSante considered the requirements of SAB Topic 13 in assessing the appropriateness of revenue recognition for this license arrangement.  Topic 13.A.1 indicates that revenue generally is realized or realizable and earned when all of the following criteria are met:

•              Persuasive evidence of an arrangement exists

The Bradley license arrangement was evidenced by a legally binding contract signed by representatives of both parties.

•              Delivery has occurred or services have been rendered

For the initial $3.5 million, delivery or service occurred during fourth quarter 2006 upon execution of the license agreement at which time BioSante received an immediate $3.5 million, non-refundable payment in exchange for the U.S. marketing rights (and certain non-exclusive international rights) to Elestrin, and promptly transferred technical data on Elestrin to Bradley.  BioSante had no further obligations to perform or fulfill after signing the license agreement to earn or retain the initial $3.5 million license payment.  For the remaining $10.5 million, delivery occurred upon the unconditional approval of the Elestrin NDA by the FDA in December 2006.  This non-cancelable, non-refundable payment became due upon the contractually specified occurrence of the approval of the NDA, with no further obligation for BioSante to perform or fulfill. No contingencies remained unresolved as of December 2006 under the license agreement with respect to BioSante’s rights to receive the remaining $10.5 million.

The license agreement also specifies certain royalty- and volume-based incentives based solely upon Bradley’s own commercial efforts to sell Elestrin.  Contractually specified amounts are now being recorded by BioSante for the sales-based royalties on the basis of quarterly reporting by Bradley of actual sales.  To date, no volume-based milestones have been recognized. BioSante has no continuing involvement, services or performance requirements in connection with the receipt of these royalty- and volume-based incentives.

•               The seller’s price to the buyer is fixed or determinable

The price for each of the milestones is specified in the license agreement, and no other uncertainties exist. As the low dosage application was approved, total non-cancelable, non-refundable payments totaling $10.5 million became due at contractually specified times ($7 million within 90 days of the approval of the drug, and the remaining amount to be paid within one year of the notice of approval), with no further or ongoing obligations of BioSante. Therefore, upon approval, the price became fixed and determinable.

•               Collectibility is reasonably assured

The contractual payments are due at specified dates with no further action or involvement of BioSante required in order to receive payment.  At the time of the negotiation of the license agreement, BioSante reviewed Bradley’s publicly available financial statements, as Bradley is a U.S. public reporting company and accordingly is required to file periodic reports under the Securities Exchange Act of 1934. Based on this review, BioSante believed — and continues to believe - that Bradley had and has the financial ability to make all scheduled payments. We note that to date Bradley has made all payments timely in full accordance with the terms of the license agreement.

In forming BioSante’s conclusion with respect to the recognition of revenue under the license agreement with Bradley, BioSante has also reviewed EITF Topic 00-21 Revenue Arrangements with Multiple Deliverables.  However, the license agreement with Bradley does not involve the right to use multiple products, services, or rights to use assets or involve multiple revenue generating activities; and therefore, BioSante concluded that this arrangement is not subject to further consideration under EITF Topic 00-21.

3.  License Agreements, page 60

3.                                      Comment:  Please revise to include the amount of the milestone payments associated with the University of California and Antares Pharma, Inc. agreements and the events that would trigger these payments.  Also tell us why you did not include these amounts in your contractual obligation table.

Response:

University of California

Under the terms of the original license agreement with the University of California, BioSante is obligated to pay milestones and royalties to the University of California if and when a product is developed using the patents covered under the license agreement, as well as specified future minimum royalty payments regardless of product development.  As disclosed on page 40 of BioSante’s annual report on Form 10-K for the fiscal year ended December 31, 2006 and in Note 11 to BioSante’s financial statements contained in the Form 10-K, BioSante and the University of California amended their license agreement in August 2006 to eliminate all specified future minimum royalty payments in exchange for an immediate payment by BioSante to the University of California of $100,000, which was paid in full in 2006.  As disclosed in Note 3 to BioSante’s financial statements, BioSante is still obligated under the amended licensing agreement to pay milestones and royalties to the University of California if and when a product is developed using the patents covered under the amended license agreement.  A product has not yet been developed related to such patents; and therefore, BioSante had no specific contractual obligations related to this license agreement as of December 31, 2006.  BioSante believes that its disclosure related to the amended University of California license agreement is adequate as currently presented in BioSante’s 2006 Form 10-K.

Antares

The Elestrin product referred to in the response to the Staff’s comment in No. 2, above, is a new application using underlying technology that BioSante has licensed from Antares.  Under the terms of the Antares license agreement BioSante is generally required to make payments to Antares within 30 days of the receipt of related proceeds from Bradley.  Therefore, the recognition of the proceeds from Bradley during the year ended December 31, 2006 does result in required payments to Antares under BioSante’s license agreement with Antares.  Although the unremitted required payments were appropriately accrued and reflected as a separate liability on BioSante’s balance sheet for the year ended December 31, 2006, and were further discussed or referred to in Notes 3, 11 and 12 to BioSante’s financial statements, these amounts were inadvertently omitted from the contractual obligations table included in BioSante’s 2006 Form 10-K.

BioSante will update the contractual obligations table to include the impact of the remaining contractual obligation with Antares and will include this updated table in BioSante’s quarterly report on Form 10-Q for the quarter ended September 30, 2007. BioSante does not believe that revision of the contractual obligations table contained in BioSante’s 2006 Form 10-K is necessary.

The contractual obligations table BioSante intends to include in its quarterly report on Form 10-Q for the quarter ended September 30, 2007 is as follows:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Operating Leases	$110,386	$110,386
Obligation for Settlement Agreement	137,647	137,647
Obligation under License Agreement with Antares	875,000	875,000
Commitments Under License Agreement with Wake Forest	710,000	30,000	160,000	160,000	360,000
Total Contractual Cash Obligations	$1,833,033	$1,153,033	$160,000	$160,000	$360,000

* * * * *

In connection with this response, BioSante Pharmaceuticals, Inc. acknowledges that:

1.               BioSante is responsible for the adequacy and accuracy of the disclosure in the filing;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               BioSante may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above responses to your comments, please call me at (612) 607-7287 to discuss any further questions or comments you might have concerning BioSante’s responses.

Very truly yours,

/s/ Amy E. Culbert

Amy E. Culbert

cc:	Jim B. Rosenberg, Division of Corporation Finance, Securities and Exchange Commission
Vanessa Robertson, Division of Corporation Finance, Securities and Exchange Commission
Stephen M. Simes, BioSante Pharmaceuticals, Inc.
Phillip B. Donenberg, BioSante Pharmaceuticals, Inc.
Benjamin G. Resch, Deloitte & Touche LLP